EXHIBIT 99.1

For Immediate Release 22-26-TR	Date:	April 26, 2022

Teck Announces Additional US$500 Million Share Buyback

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it intends to repurchase up to US$500 million of Class B subordinate voting shares. These proposed share repurchases are in addition to the previously announced approximately $635 million in aggregate of dividends and share repurchases for 2022.

All share repurchases are expected to be made in accordance with Teck’s previously announced normal course issuer bid program, or any renewal thereof, or by such other means as may be permitted under applicable securities laws. The current program authorizes Teck to purchase up to 40 million Class B subordinate voting shares through the period ending November 1, 2022. Any repurchases following that date may depend on regulatory approval of a renewed normal course issuer bid program. Teck intends to purchase shares opportunistically. The company will determine the timing of any purchases, and may repurchase fewer or a greater number of shares, subject to the requirements of the issuer bid program and applicable securities laws.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding the amount of funds to be spent to purchase Class B subordinated voting shares; and the expectation that up to US$500 million, or any, Class B subordinated voting shares will be repurchased.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, the ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Share repurchases are subject to conditions under corporate law. Any of the foregoing may have the result of restricting future share repurchases.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2021, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621

fraser.phillips@teck.com

Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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